UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AeroVironment, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

008073108
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 008073108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 27, 2013, Engaged Capital delivered a letter (the “August 27 Letter”) to the Board of Directors of the Issuer (the “Board”).  In the August 27 Letter, Engaged Capital stated that the Issuer’s recently announced reactive Board changes, together with the Board’s failure to engage constructively with a significant shareholder, demonstrate the Board’s undying commitment to the unacceptable status quo.  Engaged Capital stated that such actions eschew the interests of shareholders in favor of the Board’s misguided self-interests.  Engaged Capital further stated that unfortunately it has become its considered position that the Board and management team have each failed to fulfill their overriding responsibility to create value for shareholders, as exemplified by the Issuer’s abysmal one-, three-, and five-year returns of (4%), (1%), and (32%), respectively, as well as a share price decline of 5% since the close of trading on the day of the Issuer’s IPO more than six years ago.  Engaged Capital expressed that such long-term underperformance is alarming, especially from a company that is the dominant participant in a high-return, fast-growing industry.  Engaged Capital further expressed its belief that the Issuer’s strong competitive position, extensive intellectual property, and sizable growth opportunities have the potential to create significant value and that Engaged Capital finds it unacceptable that the value ascribed to these attributes goes unrealized.

In the August 27 Letter, Engaged Capital expressed its surprise and disappointment that the Issuer chose to publicly and preemptively announce Board changes while the parties were in the midst of trying to privately reach a mutually agreeable outcome that would avoid a potential election contest.  Engaged Capital believes the Board’s nomination of two new directors, Charles Thomas Burbage and Edward R. Muller, both of whom Engaged Capital believes have problematic ties to management and the Board, is a reactionary, thinly-veiled attempt by the Board to appear willing to embrace change and independent viewpoints.  Engaged Capital further pointed out in the August 27 Letter that the Issuer’s third nominee this year, Charles R. Holland, is, by the Board’s own admission, not independent given the sizable consulting fees he receives from the Issuer.  Engaged Capital stated that after the series of events that have transpired over the last few weeks, the Board has proven it is not interested in finding a productive solution to the Issuer’s longstanding issues and remains close-minded to the introduction of fresh perspectives through independent representation in the boardroom.

Engaged Capital’s August 27 Letter also set forth the sequence of events over the past few months that clearly illustrate the Board’s unwillingness to engage meaningfully with one of its largest shareholders despite every attempt by Engaged Capital to be reasonable and constructive.  In a phone call with Chairman and CEO Timothy E. Conver on June 30, 2013, and in a subsequent letter to the Board, dated July 3, 2013, Engaged Capital provided notice of its nomination of one candidate for election to the Issuer’s Board at the 2013 annual meeting of shareholders (the “2013 Annual Meeting”).  Engaged Capital stated in the August 27 Letter that it made a conscious decision to nominate only one candidate, rather than two or three, in order to avoid distraction and confrontation.  Additionally, in a cover letter to the Board, dated July 3, 2013, Engaged Capital stated its belief that an independent shareholder with expertise in capital allocation, investor communications, and capital market valuation is needed in the Issuer’s boardroom.  Engaged Capital further stated in the cover letter that it is appreciative of the open dialogue it has enjoyed with management over the last six months and looks forward to working together with management and the Board to improve the composition of the Board for the benefit of all shareholders.   The full text of the July 3, 2013 letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

As described in the August 27 Letter, more than a month after providing notice of its nomination to the Issuer, Engaged Capital had yet to receive any direct communication from the Issuer’s Nominating and Corporate Governance Committee (the “Committee”).  Inaction on the part of the Committee made it necessary for Engaged Capital to send a letter on August 7, 2013 to Dr. Murray Gell-Mann, Chairman of the Committee, questioning why, after over a month’s time, the Committee had made no attempt to engage in a dialogue.  The full text of the August 7, 2013 letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On August 11, 2013, the Committee and the CEO, who is not a member of the Committee, finally met with Engaged Capital’s director candidate.  Notably absent, however, was Dr. Gell-Mann.  Engaged Capital sent a follow-up letter to Dr. Gell-Mann on August 12, 2013, to express thanks to the Committee members and Mr. Conver for meeting with Engaged Capital’s director nominee and to share a few important points with the Committee emanating from the discussion during the meeting.  The full text of the August 12, 2013 follow-up letter to Dr. Gell-Mann is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Engaged Capital also demonstrated in its August 27 Letter the ways in which the current Board is out of touch with its shareholders’ best interests.  For example, Engaged Capital expressed its shock at hearing Committee member Joseph F. Alibrandi state during the aforementioned August 11, 2013 meeting that Engaged Capital’s criticism of the Issuer’s failure to create any shareholder value since its IPO was unwarranted, as he considered it too short a time period to properly evaluate the Issuer’s performance.  Mr. Alibrandi felt that it was necessary to also consider the Issuer’s long history as a private company to appropriately measure the Issuer’s value creation.  Engaged Capital stated in the August 27 Letter that it is not surprising that the Board has displayed no sense of urgency to create value for shareholders, since the Board believes it is appropriate to measure performance over multi-decade periods during which the Issuer had no public shareholders.  Engaged Capital stated it was again stunned during a phone call on August 16, 2013 with Messrs. Alibrandi and Conver, when Mr. Alibrandi responded to the fact that the Issuer had not created any shareholder value over either a one-, three-, or five-year period by stating that this information was not meaningful as it could be said about most public companies.  This is simply incorrect, according to the August 27 Letter, as over the last one-, three-, and five-year periods, the Issuer has underperformed the S&P 600 Aerospace & Defense Index by 44%, 79%, and 53%, respectively, and underperformed its peer group by 39%, 59%, and 91%, respectively.

In the August 27 Letter, Engaged Capital further criticized the Board for rejecting Engaged Capital’s good-faith efforts to propose workable solutions while offering only hollow reforms and self-serving counterproposals in return.  For example, (i) Mr. Alibrandi rejected out-of-hand a proposal that would provide Engaged Capital the option to have its nominee included in the Issuer’s 2014 slate in exchange for a standstill so the parties could work together over the next year to address shareholder concerns, (ii) the Issuer refused to declassify the Board starting with the class standing for election at the 2013 Annual Meeting under the pretense of it serving as a necessary defense mechanism, yet paradoxically suggested that the Issuer would declassify the Board beginning in 2014 if Engaged Capital would withdraw its nomination, (iii) the Board offered Engaged Capital the option to review the Issuer’s plans under cover of an NDA that would be unduly restrictive, and (iv) the Issuer, through its advisors, offered to create a capital allocation committee, which while a positive step, would in and of itself not sufficiently address Engaged Capital’s concerns.

Engaged Capital concluded its August 27 Letter by stating it is resolute in its determination to ensure the Issuer is governed for the benefit of its shareholders.  Engaged Capital further stated that its interactions have left it with serious doubt as to whether a single board seat is sufficient to influence critical decisions and unbind the decades-long ties that exist amongst the existing and proposed directors and it intends to exercise its rights on behalf of all shareholders and is committed to take any and all actions necessary in order to unlock shareholder value.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated August 27, 2013.

99.2	Letter to the Board of Directors, dated July 3, 2013.

99.3	Letter to Dr. Gell-Mann, Chairman of Nominating and Corporate Governance Committee, dated August 7, 2013.

99.4	Follow-up Letter to Dr. Gell-Mann, dated August 12, 2013.

CUSIP NO. 008073108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  Augsut 27, 2013

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 008073108

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling